EAGLE BULK SHIPPING INC.
300 First Stamford Place, 5th Floor
Stamford, CT 06902

May 5, 2023

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Eagle Bulk Shipping Inc. (the “Company”)
Registration Statement on Form S-3
File No. 333-270841

Ladies and Gentleman:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 9:30 AM Eastern on May 10, 2023, or as soon as thereafter as is practicable.

Very truly yours,

Eagle Bulk Shipping Inc.

By:    /s/ Constantine Tsoutsoplides
Name:    Constantine Tsoutsoplides
Title:    Chief Financial Officer